EXHIBIT 12
Computation of Ratio of Earnings to Fixed Charges
(in millions except ratio of earnings to fixed charges)

	Six Months Ended
	June 30,
	2010	2009
Earnings:
Income from continuing operations before income taxes	$156.2	$338.1
Portion of rents representative of interest expense	1.9	3.3
Interest on indebtedness, including amortization of deferred loan costs	—	(0.1)
Amortization of capitalized interest	—	—

Earnings, as adjusted	$158.1	$341.3

Fixed Charges:
Portion of rents representative of interest expense	$1.9	$3.3
Interest on indebtedness, including amortization of deferred loan costs	—	(0.1)
Capitalized interest	45.9	28.5

Total fixed charges	$47.8	$31.7

Ratio of earnings to fixed charges	3.31x	10.77x